RADIUS SECURITIES LLC

FINANCIAL STATEMENTS

For the year ended June 30, 2022

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMER
8- 69876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RADIUS SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

42 Broadway, Suite 12-129
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathy Efrem	(212) 897-1686	kefrem@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates
(Name – if individual, state last, first, and middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06-2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, ifapplicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kathy Efrem, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to RADIUS SECURITIES LLC as of 06/30/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Finop

Title

Notary Public

RICK M BATTINO
Notary Public - State of New York
NO. 01BA6236187
Qualified in Nassau County
My Commission Expires Feb 22, 2023

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Radius Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Radius Securities LLC (the "Company") as of June 30, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as Radius Securities LLC's auditor since 2018.

New York, NY

September 28, 2022

RADIUS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

ASSETS

Cash	$	13,737
Prepaid assets		815
Total assets	$	14,552

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Due to affiliate	$	2,700
Members' Equity		11,852
Total liabilities and members' equity	$	14,552

The accompanying notes are an integral part of these financial statements.

RADIUS SECURITIES LLC
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2022

Expenses:

Administrative fees	$	1,200
Regulatory expenses		2,066
Insurance and other expenses		626
Total expenses		3,892
Net loss	$	(3,892)

The accompanying notes are an integral part of these financial statements.

RADIUS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2022

Balance - beginning of year	$	10,724
Capital contributions		5,020
Net loss		(3,892)
Balance - end of year	$	11,852

The accompanying notes are an integral part of these financial statements.

RADIUS SECURITIES LLC
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2022

Cash flows from operating activities		
Net loss	$	(3,892)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Non-cash expenses		1,520
Changes in assets and liabilities		
Decrease in prepaid assets		491
Increase in due to affiliate		1,200
Net cash used in operating activities		(681)
Cash flows from financing activities		
Capital contributions		3,500
Net increase in cash		2,819
Cash - beginning of year		10,918
Cash - end of year	$	13,737

Non-cash financing activities:

Non-cash contributions from conversion of debts	$	1,520

The accompanying notes are an integral part of these financial statements.

RADIUS SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS

Radius Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services and to engage in private placement of securities and similar services.

The Company has had no meaningful operations since it became a member of FINRA in October 2017.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue will be recognized when earned and collectable when the terms of the agreement are fulfilled.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Significant Judgements

Revenue from contracts with customers includes fees from advisory services, capital introduction placements and retainer fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the members and included in the calculation of each member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company is subject to New York City Unincorporated Business Tax.

NOTE 3.   RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's affiliate pays for various specified expenses for which the Company compensates the affiliate in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliate.

During the period covered in this report, the Company has incurred $1,200 on its books for the management fee. The affiliate agreed to pay other administrative and operational expenses on behalf of the Company without seeking reimbursement.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022 the Company's net capital was $11,037 which was $6,037 in excess of its minimum requirement of $5,000.

NOTE 5.   COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6.   GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its members, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its members to infuse capital to cover overhead should that become necessary.

SUPPLEMENTARY INFORMATION

SCHEDULE I

RADIUS SECURITIES LLC

COMPUTATION FOR DETERMINATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2022

Members' equity	$11,852
Deductions and/or charges	
Prepaid assets	815
Net Capital	11,037
Less: Minimum net capital requirements	
Greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
Excess net capital	$ 6,037
Aggregate indebtedness:	
Due to affiliates	$ 2,700
Ratio of Aggregate Indebtedness to Net Capital	0.24:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2022.

See report of independent registered public accounting firm.

RADIUS SECURITIES LLC

INFORMATION REGARDING APPLICABILITY OF RULE 15C3-3

FOR THE YEAR ENDED JUNE 30, 2022

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3 throughout this fiscal year.

See report of independent registered public accounting firm.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Radius Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Radius Securities LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ's released by the SEC staff, and (2) the Company may file an Exemption Report because it had no obligations under 17 C.F.R.§240.15c3-3 and the Company limits its business activities exclusively to private placements, success fees and merger, acquisition advisory services and similar services. In addition, the Company did not handle cash or securities on behalf of customers throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC

New York, NY
September 28, 2022

RADIUS SECURITIES LLC

RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED JUNE 30, 2022

To the best of its knowledge and belief, Radius Securities LLC ("Radius") states the following:

Radius did not claim an exemption under paragraph (k) of SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC release No.34-70073 and as discussed in Question 8 of the related FAQ's released by the SEC staff.

Radius may file an exemption report because it had no obligations under SEC Rule 15c3-3. Radius did not handle cash or securities on behalf of customers without any exceptions throughout the fiscal year ending June 30, 2022 since its business was exclusively   limited to private placements, success fees and merger, acquisition advisory services and similar services.



Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)